EXHIBIT 12

HONEYWELL INTERNATIONAL INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended

September 30, 2013

(Dollars in millions)

Determination of Earnings:
Income before taxes	$3,973
Add (Deduct):
Amortization of capitalized interest	15
Fixed charges	284
Equity income, net of distributions	(31)
Total earnings, as defined	$4,241

Fixed Charges:
Rents(a)	$40
Interest and other financial charges	244
284
Capitalized interest	14
Total fixed charges	$298

Ratio of Earnings to Fixed Charges	14.23

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.